                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   -------------------------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the month of: August 2003

Commission File Number: 333-103019

                        Geac Computer Corporation Limited
                 -----------------------------------------------
                 (Translation of registrant's name into English)

         11 Allstate Parkway, Suite 300, Markham, Ontario L3R9T8 Canada
         --------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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         On August 15, 2003, Geac Computer Corporation Limited filed on the
SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com a press release issued on August 15, 2003 and attached as Exhibit 1 to this Report of Foreign Private Issuer on Form 6-K.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GEAC COMPUTER CORPORATION LIMITED




                                           /s/ Craig C. Thorburn
                                           -------------------------------------
                                           Craig C. Thorburn
                                           Senior Vice President, Mergers &
                                           Acquisitions, and Corporate Secretary


Date: August 19, 2003
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                                  EXHIBIT INDEX

Number                                    Title
------                                    -----
1                        Press Release issued on August 15, 2003.